FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PERMANENT FINANCING (NO. 3) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

On November 25, 2003 Permanent Financing (No. 3) PLC (the “Issuer”) issued and sold certain notes under a Registration Statement on Form S-11 (File No. 333-109144).  Certain master trust and other documents which have been amended and restated, the provisions of which apply to the Issuer, are annexed hereto as Annex A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 3) PLC
(Registrant)

Date 30th March 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 30th March 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 30th March 2004	/s/David Balai

By: David Balai
Title: Director

Annex A

Exhibit Index

Exhibit No.	Description of Exhibit

4.1	Amended and Restated Intercompany Loan Terms and Conditions
4.2	Amended and Restated Mortgages Trust Deed
4.3	Amended and Restated Mortgage Sale Agreement
4.5.1	Second Supplemental Funding Deed of Charge
4.6	Issuer Trust Deed
4.8	Amended and Restated Cash Management Agreement
4.10	Amended and Restated Servicing Agreement
10.1	Amended and Restated Funding 1 Liquidity Facility Agreement
10.5.1	Amended and Restated Master Definitions and Construction Schedule